

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2023

Sylvia Cheung
Chief Financial Officer
Oculis Holding AG
One Gateway Center
300 Washington Street, Suite 405
Newton, MA 02458

> **Re: Oculis Holding AG**
> **Draft Registration Statement on Form F-1**
> **Submitted May 10, 2023**
> **CIK No. 0001953530**

Dear Sylvia Cheung:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences